SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Norwegian Cruise Line Holdings Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001

(Title of Class of Securities)

G66721 10 4

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA Guarantor - Co-Invest VI (B), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,119,821 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,808,153 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,119,821 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.4%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA Guarantor - Co-Invest VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 73,335,716 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 24,048 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,335,716 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 32.8%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI NCL (AIV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 78,686,731 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,375,063 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,686,731 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI NCL (AIV II), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 78,746,472 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,434,804 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,746,472 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI NCL (AIV III), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 78,623,675 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,312,007 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,623,675 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI NCL (AIV IV), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 78,615,055 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,303,387 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,615,055 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,248,766 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,937,098 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,248,766 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.4%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners (Delaware) VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 75,767,219 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 2,455,551 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,767,219 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 33.4%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners (Delaware 892) VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,308,108 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,996,440 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,308,108 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.5%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Overseas Partners (Germany) VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 73,386,876 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 75,208 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 73,386,876 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 32.8%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Euro Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 82,900,410 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 9,588,742shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 82,900,410 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 37.1%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VII Euro Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 76,654,543 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,342,875 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,654,543 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 34.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AAA MIP Limited

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Guernsey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,144,278 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,832,610 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,144,278 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.6%

14	Type of Reporting Person CO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Alternative Assets, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,144,278 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,832,610 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,144,278 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.6%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,144,278 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,832,610 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,144,278 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.6%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo International Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 79,144,278 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 5,832,610 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 79,144,278 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 35.6%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 87,775,965 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 14,464,297 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,775,965 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 39.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Capital Management VI, LLC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 87,775,965 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 14,464,297 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,775,965 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 39.3%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 87,775,965 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 14,464,297 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,775,965 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 39.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings I GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 87,775,965 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 14,464,297 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 87,775,965 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 39.3%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 104,330,906 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,019,238 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 104,330,906 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 46.7%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VI (EH-GP), Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 104,330,906 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 31,019,238 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 104,330,906 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 46.7%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH), L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 76,654,543 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,342,875 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,654,543 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 34.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Advisors VII (EH-GP) Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 76,654,543 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,342,875 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,654,543 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 34.3%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 107,675,096 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 34,363,428 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,675,096 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 48.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Principal Holdings III GP, Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 107,675,096 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 34,363,428 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,675,096 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 48.2%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VI, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,793,888 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 45,482,220 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,793,888 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 53.1%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AIF VI Management, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 118,793,888 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 45,482,220 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 118,793,888 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 53.1%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management VII, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 76,655,858 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,344,190 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,655,858 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 34.3%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo VII Management, LLC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 76,655,858 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 3,344,190 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,655,858 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 34.3%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 122,138,078 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 48,826,410 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,138,078 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 54.6%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 122,138,078 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 48,826,410 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 122,138,078 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 54.6%

14	Type of Reporting Person OO

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 127,970,688 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 54,659,020 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,970,688 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 57.2%

14	Type of Reporting Person PN

CUSIP No. G66721 10 4		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Apollo Management Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 127,970,688 shares of Ordinary Shares

	9	Sole Dispositive Power

	10	Shared Dispositive Power 54,659,020 shares of Ordinary Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 127,970,688 shares of Ordinary Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 57.2%

14	Type of Reporting Person OO

This Amendment No. 6 to Schedule 13D is filed by:  (i) AAA Guarantor - Co-Invest VI (B), L.P., a Marshall Islands limited partnership, (ii) AAA Guarantor — Co-Invest VII, L.P., a Guernesy limited partnership, (iii) AIF VI NCL (AIV), L.P., an exempted limited partnership registered in the Cayman Islands, (iv) AIF VI NCL (AIV II), L.P., an exempted limited partnership registered in the Cayman Islands, (v) AIF VI NCL (AIV III), L.P., an exempted limited partnership registered in the Cayman Islands, (vi) AIF VI NCL (AIV IV), L.P., an exempted limited partnership registered in the Cayman Islands, (vii) Apollo Overseas Partners VI, L.P., an exempted limited partnership registered in the Cayman Islands, (viii) Apollo Overseas Partners (Delaware) VI, L.P., a Delaware limited partnership, (ix) Apollo Overseas Partners (Delaware 892) VI, L.P., a Delaware limited partnership, (x) Apollo Overseas Partners (Germany) VI, L.P., an exempted limited partnership registered in the Cayman Islands, (xi) AIF VI Euro Holdings, L.P., an exempted limited partnership registered in the Cayman Islands, (xii) AIF VII Euro Holdings, L.P., an exempted limited partnership registered in the Cayman Islands, (xiii) AAA MIP Limited, a limited company incorporated in Guernsey, (xiv) Apollo Alternative Assets, L.P., an exempted limited partnership registered in the Cayman Islands, (xv) Apollo International Management, L.P., a Delaware limited partnership, (xvi) Apollo International Management GP, LLC, a Delaware limited liability company, (xvii) Apollo Advisors VI, L.P., a Delaware limited partnership, (xviii) Apollo Capital Management VI, LLC, a Delaware limited liability company, (xix) Apollo Principal Holdings I, L.P., a Delaware limited partnership, (xx) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company, (xxi) Apollo Advisors VI (EH), L.P., an exempted limited partnership registered in the Cayman Islands, (xxii) Apollo Advisors VI (EH-GP), Ltd., an exempted company incorporated in the Cayman Islands with limited liability, (xxiii) Apollo Advisors VII (EH), L.P., an exempted limited partnership registered in the Cayman Islands, (xxiv) Apollo Advisors VII (EH-GP) Ltd, an exempted company incorporated in the Cayman Islands with limited liability, (xxv) Apollo Principal Holdings III, L.P., an exempted limited partnership registered in the Cayman Islands, (xxvi) Apollo Principal Holdings III GP, Ltd., an exempted company incorporated in the Cayman Islands with limited liability, (xxvii) Apollo Management VI, L.P., a Delaware limited partnership, (xxviii) AIF VI Management, LLC, a Delaware limited liability company, (xxix) Apollo Management VII, L.P., a Delaware limited partnership, (xxx) AIF VII Management, LLC, a Delaware limited liability company, (xxxi) Apollo Management, L.P., a Delaware limited partnership, (xxxii) Apollo Management GP, LLC, a Delaware limited liability company, (xxxiii) Apollo Management Holdings, L.P., a Delaware limited partnership, and (xxxiv) Apollo Management Holdings GP, LLC, a Delaware limited liability company, and supplements and amends the Statement on Schedule 13D filed on February 4, 2013, Amendment No. 1 to Schedule 13D filed on August 16, 2013, Amendment No. 2 to Schedule 13D filed on December 11, 2013, Amendment No. 3 to Schedule 13D filed on December 31, 2013, Amendment No. 4 to Schedule 13D filed on March 12, 2014, and Amendment No. 5 to Schedule 13D filed on September 5, 2014, with respect to the ordinary shares, par value $0.001 (the “Ordinary Shares”), of Norwegian Cruise Line Holdings Ltd. (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 4, 2013, as amended.

Responses to each item of this Amendment No. 6 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.         Security and Issuer

Item 2.         Identity and Background

Item 2 is hereby deleted in its entirety and restated as follows:

This Amendment No. 6 to Schedule 13D is filed by:  (i) AAA Guarantor - Co-Invest VI (B), L.P., a Marshall Islands limited partnership (“Co-Invest VI (B)”), (ii) AAA Guarantor — Co-Invest VII, L.P., a Guernesy limited partnership (“Co-Invest VII”), (iii) AIF VI NCL (AIV), L.P., an exempted limited partnership registered in the Cayman Islands (“AIF VI NCL”), (iv) AIF VI NCL (AIV II), L.P., an exempted limited partnership registered in the Cayman Islands (“NCL (AIV II)”), (v) AIF VI NCL (AIV III), L.P., an exempted limited partnership registered in the Cayman Islands (“NCL (AIV III)”), (vi) AIF VI NCL (AIV IV), L.P., an exempted limited partnership registered in the Cayman Islands (“NCL (AIV IV)”), (vii) Apollo Overseas Partners VI, L.P., an exempted limited partnership registered in the Cayman Islands (“Overseas VI”), (viii) Apollo Overseas Partners (Delaware) VI, L.P., a Delaware limited partnership (“Overseas Delaware”), (ix) Apollo Overseas Partners (Delaware 892) VI, L.P., a Delaware limited partnership (“Overseas 892”), (x) Apollo Overseas Partners (Germany) VI, L.P., an exempted limited partnership registered in the Cayman Islands (“Overseas Germany”), (xi) AIF VI Euro Holdings, L.P., an exempted limited partnership registered in the Cayman Islands (“AIF VI Euro”), (xii) AIF VII Euro Holdings, L.P., an exempted limited partnership registered in the Cayman Islands (“AIF VII Euro”), (xiii) AAA MIP Limited, a limited company incorporated in Guernsey (“AAA MIP”), (xiv) Apollo Alternative Assets, L.P., an exempted limited partnership registered in the Cayman Islands (“Alternative Assets”), (xv) Apollo International Management, L.P., a Delaware limited partnership (“Intl Management”), (xvi) Apollo International Management GP, LLC, a Delaware limited liability company (“International GP”), (xvii) Apollo Advisors VI, L.P., a Delaware limited partnership (“Advisors VI”), (xviii) Apollo Capital Management VI, LLC, a Delaware limited liability company (“ACM VI”), (xix) Apollo Principal Holdings I, L.P., a Delaware limited partnership (“Principal I”), (xx) Apollo Principal Holdings I GP, LLC, a Delaware limited liability company (“Principal I GP”), (xxi) Apollo Advisors VI (EH), L.P., an exempted limited partnership registered in the Cayman Islands (“Advisors VI (EH)”), (xxii) Apollo Advisors VI (EH-GP), Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Advisors VI (EH-GP)”), (xxiii) Apollo Advisors VII (EH), L.P., an exempted limited partnership registered in the Cayman Islands (“Advisors VII (EH)”), (xxiv) Apollo Advisors VII (EH-GP) Ltd, an exempted company incorporated in the Cayman Islands with limited liability (“Advisors VII (EH-GP)”), (xxv) Apollo Principal Holdings III, L.P., an exempted limited partnership registered in the Cayman Islands (“Principal III”), (xxvi) Apollo Principal Holdings III GP, Ltd., an exempted company incorporated in the Cayman Islands with limited liability (“Principal III GP”), (xxvii) Apollo Management VI, L.P., a Delaware limited partnership (“Management VI”), (xxviii) AIF VI Management, LLC, a Delaware limited liability company (“AIF VI LLC”), (xxix) Apollo Management VII, L.P., a Delaware limited partnership (“Management VII”), (xxx) AIF VII Management, LLC, a Delaware limited liability company (“AIF VII LLC”), (xxxi) Apollo Management, L.P., a Delaware limited partnership (“Apollo Management”), (xxxii) Apollo Management GP, LLC, a Delaware limited liability company (“Management GP”), (xxxiii) Apollo Management Holdings, L.P., a Delaware limited partnership (“Management Holdings”), and (xxxiv) Apollo Management Holdings GP, LLC, a Delaware limited liability company (“Management Holdings GP”).  Co-Invest VI (B), Co-Invest VII, AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Delaware, Overseas 892, Overseas Germany, AIF VI Euro and AIF VII Euro are referred to herein collectively as the “Apollo Funds”.  Co-Invest VI (B), Co-Invest VII, AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Delaware, Overseas 892, Overseas Germany, AIF VI Euro, AIF VII Euro, AAA MIP, Alternative Assets, Intl Management, International GP, Advisors VI, ACM VI, Principal I, Principal I GP, Advisors VI (EH), Advisors VI (EH GP), Advisors VII (EH), Advisors VII (EH GP), Principal III, Principal III GP, Management VI, AIF VI LLC, Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP are referred to herein collectively as the “Reporting Persons”.  Following the Merger (as defined in Item 3 below), Co-Invest VII, AIF VI Euro, AIF VII Euro, Advisors VII (EH), Advisors VII (EH GP), Management VII and AIF VII LLC have been included as Reporting Persons.

The principal address for Co-Invest VI (B) is c/o Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands, MH 96960.  The principal address for Co-Invest VII and AAA MIP is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands.  The principal address for each of Alternative Assets, Overseas Delaware, Overseas 892, Advisors VI, ACM VI, Principal I and Principal I GP is One Manhattanville Road, Suite 201, Purchase, New York 10577.  The principal address for each of AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Germany, AIF VI Euro, AIF VII Euro, Advisors VI (EH), Advisors VI (EH GP), Advisors VII (EH), Advisors VII (EH GP), Principal III and Principal III GP  is c/o Intertrust Corporate Services (Cayman) Limited, 190 Elgin Street, George Town, KY1-9005 Grand Cayman, Cayman Islands.  The principal address for each of Intl Management, International GP, Management VI, AIF VI LLC, Management VII, AIF VII LLC, Apollo Management, Management GP, Management Holdings and Management Holdings GP is 9 West 57th Street, 43rd Floor, New York, New York 10019.

Co-Invest VI (B), Co-Invest VII, AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), Overseas VI, Overseas Delaware, Overseas 892, Overseas Germany, AIF VI Euro, AIF VII Euro, Alternative Assets, Management VI and Management VII (collectively, the “Apollo Holders”) each hold shares of the Ordinary Shares of the Issuer.  Co-Invest VI (B),  and Co-Invest VII are each principally engaged in the business of investment in securities.  AAA MIP serves as the general partner of each of Co-Invest VI (B) and Co-Invest VII, and is principally engaged in the business of serving as the general partner of Co-Invest VI (B) and other investment funds.  Alternative Assets provides management services to Co-Invest VI (B), Co-Invest VII and AAA MIP, and is principally engaged in the business of providing management services to AAA MIP, Co-Invest VI (B), Co-Invest VII and other investment funds.  Intl Management serves as the managing general partner of Alternative Assets and is principally engaged in serving as the general partner or managing general partner of Apollo management entities.  International GP serves as the general partner of Intl Management and is principally engaged in the business of serving as the general partner of Intl Management.

Overseas VI, Overseas Delaware, Overseas 892 and Overseas Germany are principally engaged in the business of investment in securities.  Advisors VI serves as the general partner of each of Overseas VI, Overseas Delaware, Overseas 892 and Overseas Germany, and is principally engaged in the business of serving as the general partner of Apollo investment funds.  ACM VI is the general partner of Advisors VI and is principally engaged in serving as the general partner of Advisors VI.  Principal I serves as the sole member and manager of ACM VI, and is principally engaged in the business of serving as the sole member and manager of ACM VI and other Apollo advisor entities.  Principal I GP serves as the general partner of Principal I and is principally engaged in serving as the general partner of Principal I.

AIF VI NCL, NCL (AIV II), NCL (AIV III), NCL (AIV IV), AIF VI Euro and AIF VII Euro are principally engaged in the business of investment in securities.  Advisors VI (EH) serves as the general partner of AIF VI NCL, NCL (AIV  II), NCL (AIV  III), NCL (AIV  IV) and AIF VI Euro, and is principally engaged in the business of serving as the general partner of AIF VI NCL, NCL (AIV  II), NCL (AIV  III), NCL (AIV  IV) and AIF VI Euro, and other investment funds.  Advisors VI (EH-GP) serves as the general partner of Advisors VI (EH) and is principally engaged in the business of serving as the general partner of Advisors VI (EH).  Advisors VII (EH) serves as the general partner of AIF VII Euro and is principally engaged in the business of serving as the general partner of AIF VII Euro, and other investment funds.  Advisors VII (EH-GP) serves as the general partner of Advisors VII (EH) and is principally engaged in the business of serving as the general partner of Advisors VII (EH).  Principal III serves as the sole shareholder of Advisors VI (EH-GP) and Advisors VII (EH-GP), and is principally engaged in serving as the sole shareholder or sole member and manager of Advisor VI (EH-GP), Advisors VII (EH-GP) and other Apollo advisor entities.  Principal III GP serves as the general partner of Principal III and is principally engaged in the business of serving as the general partner of Principal III.

Management VI serves as the manager of each of AIF VI NCL, NCL (AIV  II), NCL (AIV  III), NCL (AIV  IV), Overseas VI, Overseas Delaware, Overseas 892, Overseas Germany and AIF VI Euro Holdings, and is principally engaged in the business of serving as the manager of Apollo investment funds.  AIF VI LLC serves as the general partner of Management VI and is principally engaged in the business of serving as the general partner of Management VI.  Management VII serves as the manager of AIF VII Euro Holdings, and is principally engaged in the business of serving as the manager of Apollo investment funds.  AIF VII LLC serves as the general partner of Management VII and is principally engaged in the business of serving as the general partner of Management VII.  Apollo Management serves as the sole member and manager of AIF VI LLC and AIF VII LLC, and is principally engaged in the business of serving as the member and manager of Apollo management entities.  Management GP serves as the general partner of Apollo Management and is principally engaged in the business of serving as the general partner of Apollo Management.

Management Holdings serves as the sole member and manager of each of Management GP and International GP, and is principally engaged in the business of serving as the sole member and manager of Management GP, International GP and other Apollo management entities.  Management Holdings GP serves as the general partner of Management Holdings and is principally engaged in the business of serving as the general partner of Management Holdings.

Attached as Appendix A to Item 2 is information concerning the executive officers, managers and directors of Principal I GP, Principal III GP, Management Holdings GP and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

None of the Reporting Persons nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.         Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented as follows:

The Ordinary Shares held of record by Co-Invest VII, AIF VI Euro, AIF VII Euro, Alternative Assets, Management VI and Management VII, and 958,211 Ordinary Shares held by Co-Invest VI (B), were acquired upon the closing of the Merger Agreement and the merger of a wholly-owned subsidiary of the Issuer with Prestige (the “Merger”).  Pursuant to the Merger Agreement, upon the closing of the Merger, all of the shares of common stock and other equity interests of Prestige held by Co-Invest VI (B), Co-Invest VII, AIF VI Euro, AIF VII Euro, Alternative Assets, Management VI and Management VII were cancelled, in exchange for cash and shares of the Ordinary Shares of the Issuer.

Item 4.         Purpose of Transaction

Item 5.         Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

Following the closing of the Merger on November 19, 2014, the Apollo Holders held an aggregate of 54,659,020 Ordinary Shares of the Issuer.

Pursuant to the Shareholders Agreement, as amended on November 19, 2014 pursuant to Amendment No. 1 to Amended and Restated Shareholders’ Agreement (“Amendment 1 to Shareholders Agreement”), and following the issuance of Ordinary Shares to Co-Invest VI (B), Co-Invest VII, AIF VI Euro, AIF VII Euro, Alternative Assets, Management VI and Management VII upon the closing of the Merger, the Apollo Holders may be deemed to beneficially own an aggregate of 127,970,688 Ordinary Shares, which includes the Ordinary Shares held of record by the Apollo Holders and the Ordinary Shares held by the Genting HK Entities and the TPG Entities, respectively, and represents approximately 57.2% of the Issuer’s outstanding Ordinary Shares.  See the Amendment to Schedule 13D filed with the Securities and Exchange Commission by the TPG Entities, and the Amendment to Schedule 13D filed with the Securities and Exchange Commission by the Genting HK Entities on November 20, 2014, respectively.

The Ordinary Shares reported as beneficially owned by each Reporting Person includes only those shares over which such person may be deemed to have voting or dispositive power.  None of the Apollo Funds has voting or dispositive power over the Ordinary Shares owned of record by any of the other Apollo Funds.  Only Management Holdings and Management Holdings GP report beneficial ownership of all of the Ordinary Shares owned of record by the Apollo Holders.  Each of the Reporting Persons disclaims beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(a)  See also the information contained on the cover pages of this Amendment No. 6 to Schedule 13D which is incorporated herein by reference.  The percentage of Ordinary Shares beneficially owned by each Reporting Person assumes that there are 223,599,159 outstanding Ordinary Shares, which represents the sum of 203,302,279 outstanding Ordinary Shares as of October 27, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2014, plus 20,296,880 Ordinary Shares issued in connection with the Merger as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2014.

(b)                                 See the information contained on the cover pages of this Amendment No. 6 to Schedule 13D, which is incorporated herein by reference.

(c)                                  There have been no reportable transactions with respect to the Ordinary Shares of the Issuer within the last 60 days by the Reporting Persons.

(d)                                 Not applicable.

(e)                                  Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Amendment 1 to Shareholders Agreement

On November 19, 2014, in connection with the closing of the Merger, Co-Invest VII, AIF VI Euro, AIF VII Euro, Alternative Assets, Management VI and Management VII each signed a joinder to become a party to the Shareholders Agreement, and entered into Amendment No. 1 to Shareholders Agreement with the Issuer, the other Apollo Holders, the TPG Entities and the Genting HK Entities.  Pursuant to Amendment No. 1 to Shareholders Agreement, the Apollo Holders agreed that during the period from November 19, 2014 until January 1, 2016, the Apollo Holders would maintain record ownership of an aggregate number of Ordinary Shares that is at least equal to the number of Ordinary Shares that Co-Invest VI (B), Co-Invest VII, AIF VI Euro, AIF VII Euro, Alternative Assets, Management VI and Management VII acquire pursuant to the Merger Agreement (the “Base Amount”), and would not sell or otherwise dispose of Ordinary Shares that would reduce the aggregate number of Ordinary Shares held by the Apollo Holders below the Base Amount.  The obligation to maintain record ownership of at least the Base Amount of Ordinary Shares is subject to certain exceptions, including in connection with a sale or other transfer of Ordinary Shares that is approved by the Genting HK Entities.  The Apollo Holders also agreed that the rights of the Apollo Holders under the Shareholders Agreement, as amended, to nominate members to the board of directors or committees of the boards of the subsidiaries of the Issuer, shall not apply in the case of Prestige or its subsidiaries.

The summary of Amendment 1 to Shareholders Agreement as described in this Item 6 does not purport to be complete and is qualified in its entirety by reference to the Amendment 1 to Shareholders Agreement, which is attached to this Amendment No. 6 to Schedule 13D as Exhibit 2 and is incorporated herein by this reference.

Item 7.         Material to Be Filed as Exhibits

Exhibit 1:                   Joint Filing Agreement dated as of November 21, 2013, by and among the Reporting Persons.

Exhibit 2:                   Amendment No. 1 to the Amended and Restated Shareholder’s Agreement, dated November 19, 2014, by and among by the Issuer, the Apollo Holders, the TPG Entities and the Genting HK Entities (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 19, 2014 (File No. 001-35784).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  November 21, 2014

AAA GUARANTOR - CO-INVEST VI (B), L.P.

By:	AAA MIP Limited
its general partner

	By:	Apollo Alternative Assets, L.P.
its investment manager

		By:	Apollo International Management, L.P.
its managing general partner

			By:	Apollo International Management GP, LLC
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AAA GUARANTOR - CO-INVEST VII, L.P.

By:	AAA MIP Limited
its general partner

	By:	Apollo Alternative Assets, L.P.
its investment manager

		By:	Apollo International Management, L.P.
its managing general partner

			By:	Apollo International Management GP, LLC
its general partner

				By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AAA MIP LIMITED

By:	Apollo Alternative Assets, L.P.
its investment manager

	By:	Apollo International Management, L.P.
its managing general partner

		By:	Apollo International Management GP, LLC,
its general partner

			By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ALTERNATIVE ASSETS, L.P.

By:	Apollo International Management, L.P.
its managing general partner

	By:	Apollo International Management GP, LLC
its general partner

		By:	v/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO INTERNATIONAL MANAGEMENT, L.P.

By:	Apollo International Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO INTERNATIONAL MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV II), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV III), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI NCL (AIV IV), L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI EURO HOLDINGS, L.P.

By:	Apollo Advisors VI (EH), L.P.
its general partner

	By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VI (EH), L.P.

By:	Apollo Advisors VI (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VI (EH-GP), LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VII EURO HOLDINGS, L.P.

By:	Apollo Advisors VII (EH), L.P.
its general partner

	By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VII (EH), L.P.

By:	Apollo Advisors VII (EH-GP), Ltd.
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VII (EH-GP), LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III, L.P.

By:	Apollo Principal Holdings III GP, Ltd.
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS III GP, LTD.

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS VI, L.P.

By:	Apollo Advisors VI, L.P.,
its managing general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE) VI, L.P.

By:	Apollo Advisors VI, L.P.,
its general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VI, L.P.

By:	Apollo Advisors VI, L.P.,
its general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO OVERSEAS PARTNERS (GERMANY) VI, L.P.

By:	Apollo Advisors VI, L.P.,
its managing general partner

	By:	Apollo Capital Management VI, LLC,
its general partner

		By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO ADVISORS VI, L.P.

By:	Apollo Capital Management VI, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO CAPITAL MANAGEMENT VI, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS I, L.P.

By:	Apollo Principal Holdings I GP, LLC,
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO PRINCIPAL HOLDINGS I GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT VI, L.P.

By:	AIF VI Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VI MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT VII, L.P.

By:	AIF VII Management, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

AIF VII MANAGEMENT, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT, L.P.

By:	Apollo Management GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS, L.P.

By:	Apollo Management Holdings GP, LLC
its general partner

	By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APOLLO MANAGEMENT HOLDINGS GP, LLC

By:	/s/ Laurie D. Medley
Laurie D. Medley
Vice President

APPENDIX A

The following sets forth information with respect to certain of the executive officers, directors and managers, as applicable, of Management Holdings GP, Principal I GP and Principal III GP.  Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates, as amended.

Messrs. Leon D. Black, Joshua Harris and Marc are the managers, as well as principal executive officers, of Management Holdings GP, the managers of Principal I GP and the directors of Principal III GP.  The principal occupations of each of Messrs. Black, Harris and Rowan is to act as executive officers, managers and directors, as the case may be, of Management Holdings GP, Principal I GP, Principal III GP and other related investment managers and advisors.

The business address of each of Messrs. Black, Harris and Rowan is 9 West 57th Street, 43rd Floor, New York, New York 10019.  Messrs. Black, Harris and Rowan are each a citizen of the United States.  Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of all of the Ordinary Shares included in this report, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose..